SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

SENOMYX INC
___________________________________________________________
(Name of Issuer)

Common Stock

___________________________________________________________

(Title of Class of Securities)

81724Q107
______________________________
(CUSIP Number)

December 31, 2012
___________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[X]           Rule 13d – 1(b)
[  ]           Rule 13d – 1(c)
[  ]           Rule 13d – 1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No 81724Q107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America Corporation directly and on behalf of certain subsidiaries 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
	6 SHARED VOTING POWER	2,002,420
7 SOLE DISPOSITIVE POWER
	8 SHARED DISPOSITIVE POWER	2,247,203
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,247,203
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.60%
12	TYPE OF REPORTING PERSON (See Instructions) HC

Item 1(a).                      Name of Issuer:

SENOMYX INC

Item 1(b).                      Address of Issuer’s Principal Executive Offices:

4767 NEXUS CENTRE DRIVE
SAN DIEGO CA 92121

Item 2(a).                      Name of Person Filing:

Bank of America Corporation

Item 2(b).                      Address of Principal Business Office or, if None, Residence:

100 North Tryon Street, Floor 25
Bank of America Corporate Center
Charlotte, NC 28255

Item 2(c).                      Citizenship:

Delaware

Item 2(d).                      Title of Class of Securities:

Common Stock

Item 2(e).                      CUSIP Number:

81724Q107

Item 3.                                If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),
Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [  ]

Item 4.                                Ownership:

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover page to this Schedule 13G, which are incorporated herein by reference.

Item 5.                                Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6.                                Ownership or More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.                                Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control
Person:

This statement on Schedule 13G is being filed by Bank of America Corporation on behalf of itself and its wholly owned subsidiaries Merrill Lynch Pierce Fenner & Smith, U.S. Trust Co of Delaware, and Bank of America N.A.

Item 8.                                Identification and Classification of Members of the Group:

Not Applicable.

Item 9.                                Notice of Dissolution of Group:

Not Applicable.

Item 10.                      Certification:

By signing below each of the undersigned certifies that, to the best of such undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      February 14, 2013

Bank of America Corporation

By:           /s/ Michael Didovic
_____________________
Michael Didovic
Attorney-In-Fact